Exhibit 99.1

PRESS RELEASE

FOR:                                                                   STRATASYS LTD.

CONTACT:                               Shane Glenn, Director of Investor Relations

(952) 294-3416, shane.glenn@stratasys.com

STRATASYS REPORTS STRONG FOURTH QUARTER AND FISCAL 2012 FINANCIAL RESULTS

In First Post-Merger Report Company Issues Fiscal 2013 Revenue Guidance of $430 to $445 million.

MINNEAPOLIS, MN & REHOVOT, ISRAEL, March 4, 2013 — Stratasys Ltd. (NASDAQ: SSYS) today announced financial results for the fourth quarter and fiscal year 2012, the first quarter of combined results for Stratasys, Inc. and Objet Ltd. following the December 1, 2012 completion of their merger.

Financial Results Summary (Pro Forma Combined Basis):

•                  Revenue of $96.4 million for the fourth quarter of 2012 represents a 23% increase over the $78.3 million recorded for the same period last year.

•                  Non-GAAP Net Income of $16.3 million for the fourth quarter, or $0.40 per share, represents a 40% increase over the $11.7 million, or $0.30 per share, reported for the same period last year.

•                  GAAP Net Income for the fourth quarter was a loss of $3.5 million, or ($0.09) per share, versus a loss of $6.3 million, or ($0.17) per share, for the same period last year.

•                  Revenue of $359.0 million for fiscal 2012 represents a 30% increase over the $277.0 million reported for same period last year.

•                  Non-GAAP Net Income of $59.6 million for fiscal 2012, or $1.49 per share, represents a 60% increase over the $37.2 million, or $0.94 per share, recorded for the same period last year.

•                  GAAP Net Income for fiscal 2012 was a loss of $21.6 million, or ($0.58) per share, versus a loss of $30.9 million, or ($0.84) per share, for the same period last year.

•                  Non-GAAP Gross Margins improved to 58.0% from 56.5% in fiscal 2012, and improved to 57.8% from 56.9% in the fourth quarter over prior year periods.

•                  GAAP Gross Margins improved to 45.7% from 40.8% in fiscal 2012, and improved to 46.1% from 42.9% in the fourth quarter over prior year periods.

•                  The Company has shipped 29,816 systems worldwide as of December 31, 2012.

•                  Fiscal 2012 year-end system backlog totaled $28.6 million.

“Our financial results reflect the strong demand for our products driven by the rapidly growing interest in additive manufacturing worldwide, as more companies are recognizing how our technology can reshape the way their products are designed and manufactured,” said David Reis, chief executive officer of Stratasys. “Our results and strong year-end backlog are made more impressive when you consider the significant amount of resources committed during the period to complete our game-changing merger, which included the initiation of an integration plan for our worldwide sales, marketing and service organization and their related support infrastructure. We are very pleased with our first financial results as a combined company.”

Following completion of the merger between Stratasys, Inc. and Objet Ltd., the Company benefits from a global network of more than 260 resellers and independent sales agents that sell Stratasys products and services worldwide.  In this connection, the Company has initiated a comprehensive integration plan, which includes a cross-training program to enable its reseller and sales agent network to market and sell the combined product and service portfolio.  The Company expects to conclude the cross-training process within 18 months, yielding a more capable reseller network.

The Company spent a net amount of $33.3 million, or 9.3% of its 2012 revenue, on research and development on a pro forma non-GAAP basis and $36.9 million, or 10.3% on a pro forma GAAP basis.  The Company’s ongoing combined R&D investments yielded a number of product introductions in the fourth quarter, including:

•                  Launch of the Objet1000 — the world’s most effective large-format 3D printer for industrial scale prototypes.

•                  Launch of the Scholar — an accessible and highly affordable PolyJet 3D printer package for academia.

•                  Introduction of black color ULTEM 9085 — a high-performance thermoplastic, for use in its FDM 3D printing process.

•                  Introduction of new rigid black PolyJet material and 16 new rigid/rubber-like composites — bringing availability of PolyJet materials to more than 120.

In 2013, the Company will continue significant investment in its R&D efforts, focusing on further developing its proprietary technologies, enhancing its AM systems, and developing new systems and materials in order to broaden its product offerings.

“Stratasys has significantly expanded its sales reach, and now maintains a combined sales and marketing infrastructure that is unmatched within the industry,” said Scott Crump,

chairman and chief innovation officer of Stratasys. “We have initiated the process of cross-selling our portfolio of complementary additive manufacturing solutions through our channel worldwide.  In addition, we are focused on improving our existing platforms and developing new products that meet the needs of our customers.  We expect these channel and product initiatives will provide more opportunities to sell our products going forward.”

Financial Guidance

Stratasys provided the following financial guidance for the fiscal year ending December 31, 2013:

•                  Revenue guidance of $430 million to $445 million.

•                  Non-GAAP earnings guidance of $1.80 to $1.95 per share.

•                  GAAP earnings guidance of a ($0.41) to ($0.16) per share loss.

Non-GAAP earnings guidance excludes $60.5 million of projected amortization of intangible assets; $20.5 million to $23.0 million of share-based compensation expense; and $7.2 million to $8.8 million in merger-related expenses.  The Company expects to record significant one-time integration expenses as a result of infrastructure alignment and brand unification.

Revenue growth is expected to be relatively stronger in the second half of the year as the Company progresses through it integration plan and revenue synergies from selling the combined product portfolio ramp as more resellers are cross-trained to sell the complementary product line. Guidance assumes that the merger integration plan will be a major focus in 2013, and that the Company will make significant investments to fund growth, including incremental sales, marketing and R&D expenses.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release.  The table provides itemized detail of the non-GAAP financial measures.

“The fourth quarter represents the beginning of a new chapter for our combined companies as the merger of Stratasys, Inc. and Objet Ltd. has created an industry leader within the additive manufacturing industry.  We are focused on expanding applications and driving adoption, and we believe that the new Stratasys is uniquely positioned to capitalize on the rapidly growing demand for our products worldwide.  We believe that we have only begun to recognize the potential within our industry, and we are excited about 2013 in view of the merger and the many new opportunities we see developing this year and beyond,” Reis concluded.

Stratasys Ltd. Q4 Conference Call Details

Stratasys plans to hold a conference call to discuss its fourth quarter financial results on Monday, March 4, 2013 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://www.media-server.com/m/p/aix9b7e6.

To participate by telephone, the domestic dial-in number is 866-270-6057 and the international dial-in is 617-213-8891.  The access code is 82394547.  Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

 (Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report for 2012 to be filed on Form 20-F and in other reports that the Company files with the U.S. Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States (GAAP).  In addition, certain non-GAAP financial measures have been provided that exclude certain charges, expenses and income.  The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP.  The non-GAAP financial measures are provided in an effort to provide information that investors may deem relevant to evaluate results from the Company’s core business operations and to compare the Company’s performance with prior periods.  The non-GAAP financial measures primarily identify and exclude certain discrete items, such as transaction-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718.  The Company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. The Company manufactures 3D printers and materials for prototyping and production. Its patented FDM® and PolyJet® processes produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. Since June 2012, the Company’s range of over 130 3D printing materials is the widest in the industry and includes in excess of 120 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. Stratasys also manufactures Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The Company has more than 1100 employees, holds more than 500 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com / www.objet.com or http://blog.objet.com.

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31, 2011
	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	2011
Net sales
Products	$59,461	$36,203	$179,762	$127,476
Services	11,690	7,369	35,482	28,418
	71,151	43,572	215,244	155,894

Cost of sales
Products	32,138	17,792	86,742	61,545
Services	6,175	2,916	18,591	11,945
	38,313	20,708	105,333	73,490

Gross profit	32,838	22,864	109,911	82,404

Operating expenses
Research and development, net	7,083	3,672	19,659	14,360
Selling, general and administrative	30,764	10,300	73,130	39,038
	37,847	13,972	92,789	53,398

Operating income (loss)	(5,009)	8,892	17,122	29,006

Other income (expense)	871	(187)	1,388	2,346

Income (loss) before income taxes	(4,138)	8,705	18,510	31,352

Income taxes (benefit)	(239)	2,919	9,687	10,726

Net income (loss)	$(3,899)	$5,786	$8,823	$20,626

Net income attributable to non-controlling interest	$332	$—	$332	$—

Net income (loss) attributable to Stratasys Ltd.	$(4,231)	$5,786	$8,491	$20,626

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.16)	$0.27	$0.37	$0.98
Diluted	(0.16)	0.27	0.36	0.95

Weighted average ordinary shares outstanding
Basic	27,261	21,207	22,812	21,133
Diluted	27,261	21,588	23,776	21,653

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

December 31,	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$133,826	$20,092
Short-term bank deposits	20,063	—
Restricted deposits	929	—
Short-term investments	—	14,602
Accounts receivable:
Trade, less allowance for doubtful accounts of $654 at December 31, 2012 and $1,089 at December 31, 2011	64,678	24,642
Other	22,934	1,589
Inventories	67,995	22,771
Net investment in sales-type leases, less allowance for doubtful accounts of $301 at December 31, 2012 and $230 at December 31, 2011	5,134	3,295
Prepaid expenses	2,751	3,259
Deferred income taxes	4,968	2,973

Total current assets	323,278	93,223

Property, plant and equipment, net	62,070	39,669

Other assets
Goodwill	822,475	25,394
Other intangible assets, net	510,372	25,295
Net investment in sales-type leases	7,872	5,495
Long-term investments	1,634	32,581
Amounts funded in respect of employees rights upon retirement	2,628	—
Other non-current assets	1,184	113

Total other assets	1,346,165	88,878

Total assets	$1,731,513	$221,770

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$35,235	$8,541
Other current liabilities	40,179	10,827
Deferred tax liabilities	945	—
Unearned revenues	18,068	9,769

Total current liabilities	94,427	29,137

Non-current liabilities
Employee rights upon retirement	4,188	—
Deferred tax liabilities	54,693	6,760
Unearned revenues - long-term	3,181	2,562
Other non-current liabilities	2,868	—

Total liabilities	159,357	38,459

Commitments and contingencies

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 60,000 shares; 38,372 and 21,246 shares issued and outstanding at December 31, 2012 and 2011, respectively	101	55
Additional paid-in capital	1,459,294	79,343
Retained earnings	112,503	104,012
Accumulated other comprehensive loss	(238)	(99)

Equity attributable to Stratasys Ltd.	1,571,660	183,311

Non-controlling interest	496	—

Total equity	1,572,156	183,311

Total liabilities and equity	$1,731,513	$221,770

Note: Certain reclassifications have been made to prior period balances to conform to current period presentation.

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended December 31, 2012			Three Months Ended December 31, 2011
	Pro Forma		Pro Forma	Pro Forma		Pro Forma
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$81,651	$—	$81,651	$66,512	$—	$66,512
Services	14,711	—	14,711	11,778	—	11,778
	96,362	—	96,362	78,290	—	78,290

Cost of sales
Products	41,641	(10,936)	30,705	38,039	(10,519)	27,520
Services	10,329	(397)	9,932	6,656	(438)	6,218
	51,970	(11,333)	40,637	44,695	(10,957)	33,738

Gross profit	44,392	11,333	55,725	33,595	10,957	44,552

Operating expenses
Research and development, net	10,210	(988)	9,222	8,241	(879)	7,362
Selling, general and administrative	38,200	(10,059)	28,141	29,166	(7,399)	21,767
	48,410	(11,047)	37,363	37,407	(8,278)	29,129

Operating income (loss)	(4,018)	22,380	18,362	(3,812)	19,235	15,423

Other income (expense)	1,408	—	1,408	(77)	—	(77)

Income (loss) before income taxes	(2,610)	22,380	19,770	(3,889)	19,235	15,346

Income taxes	747	2,606	3,353	2,408	1,285	3,693

Net income (loss)	$(3,357)	$19,774	$16,417	$(6,297)	$17,950	$11,653

Net income attributable to non-controlling interest	$158	$—	$158	$—	$—	$—

Net income (loss) attributable to Stratasys Ltd.	$(3,515)	$19,774	$16,259	$(6,297)	$17,950	$11,653

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.09)		$0.43	$(0.17)		$0.32
Diluted	(0.09)		0.40	(0.17)		0.30

Weighted average ordinary shares outstanding
Basic	37,557		37,557	36,652		36,652
Diluted	37,557		40,327	36,652		39,480

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)

	Twelve Months Ended December 31, 2012			Twelve Months Ended December 31, 2011
			Pro Forma			Pro Forma
	Pro Forma		Non-GAAP	Pro Forma		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$306,043	$—	$306,043	$233,235	$—	$233,235
Services	53,011	—	53,011	43,755	—	43,755
	359,054	—	359,054	276,990	—	276,990

Cost of sales
Products	158,828	(42,964)	115,864	137,556	(41,826)	95,730
Services	36,303	(1,475)	34,828	26,395	(1,504)	24,891
	195,131	(44,439)	150,692	163,951	(43,330)	120,621

Gross profit	163,923	44,439	208,362	113,039	43,330	156,369

Operating expenses
Research and development, net	36,923	(3,597)	33,326	31,934	(3,005)	28,929
Selling, general and administrative	141,232	(40,354)	100,878	104,928	(28,287)	76,641
	178,155	(43,951)	134,204	136,862	(31,292)	105,570

Operating income (loss)	(14,232)	88,390	74,158	(23,823)	74,622	50,799

Other income (expense)	2,124	—	2,124	1,118	(1,831)	(713)

Income (loss) before income taxes	(12,108)	88,390	76,282	(22,705)	72,791	50,086

Income taxes	9,407	7,225	16,632	8,148	4,768	12,916

Net income (loss)	$(21,515)	$81,165	$59,650	$(30,853)	$68,023	$37,170

Net income attributable to non-controlling interest	$62	$—	$62	$—	$—	$—

Net income (loss) attributable to Stratasys Ltd.	$(21,577)	$81,165	$59,588	$(30,853)	$68,023	$37,170

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.58)		$1.61	$(0.84)		$1.02
Diluted	(0.58)		1.49	(0.84)		0.94

Weighted average ordinary shares outstanding
Basic	36,987		36,987	36,577		36,577
Diluted	36,987		39,970	36,577		39,656

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the "Reconciliation of Non-GAAP Adjustments" herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Cost of sales, products
Objet intangible assets amortization expense	(9,824)	(9,824)	(39,294)	(39,294)
Solidscape intangible assets amortization expense	(436)	(436)	(1,744)	(1,163)
Non-cash stock-based compensation expense	(361)	(259)	(1,190)	(808)
Merger related expense	(194)	—	(265)	—
Expense related to the revaluation of Solidscape, Inc. and Fasotech Co., Ltd inventory at acquistion	(121)	—	(471)	(561)
	(10,936)	(10,519)	(42,964)	(41,826)

Cost of sales, services
Non-cash stock-based compensation expense	(397)	(438)	(1,475)	(1,504)

Research and development, net
Non-cash stock-based compensation expense	(988)	(879)	(3,597)	(3,005)

Selling, general and administrative
Objet intangible assets amortization expense	(2,242)	(2,242)	(8,967)	(8,967)
Solidscape intangible assets amortization expense	(133)	(133)	(533)	(356)
Non-cash stock-based compensation expense	(5,187)	(5,024)	(21,592)	(18,349)
Solidscape acquisition expense	—	—	—	(615)
Merger related expense	(2,497)	—	(9,262)	—
	(10,059)	(7,399)	(40,354)	(28,287)

Other income
Sale of an auction rate security	—	—	—	(626)
Sale of an equity investment	—	—	—	(1,205)
	—	—	—	(1,831)

Income taxes
Tax expense related to non-GAAP adjustments	2,606	1,285	7,225	4,768

Net income	$19,774	$17,950	$81,165	$68,023

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2013	Earnings (loss) Per Diluted Share Range

U.S. GAAP measure	($0.41) to ($0.16)

Adjustments
Stock-based compensation expense	$0.49 to $0.55
Intangible assets amortization expense	$1.45
Merger related expense	$0.17 to $0.21

Non-GAAP estimate	$1.80 to $1.95